List of Subsidiaries


     The following are our subsidiaries:


     1. Slaterdome Oil and Gas, Inc. ("Slaterdome"). Slaterdome is organized under the laws of the State of Florida and presently does not transact business under any name other than its corporate name.

     2.   Dover Petroleum Egypt II, Inc. ("Dover Egypt").  Dover
Egypt is organized under the laws of the State of Florida and presently does not transact business under any name other than its corporate name.